UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

LAKESHORE ANNOUNCES COURT DISMISSAL OF FORMER CHAIRMAN’S INJUNCTION APPLICATIONS

LakeShore Biopharma Co., Ltd. (“LakeShore” or the “Company”) today announced the Grand Court of the Cayman Islands (the “Court”) had dismissed all interim injunctive relief applications filed by former Chairman Mr. Yi Zhang in Case No. FSD 318 of 2024 following comprehensive hearings between December 2024 and March 2025.

The legal action originated on October 31, 2024, when Mr. Zhang sought three interim injunctions against the Company: (i) an order preventing the Company from issuing share capital or causing Mr. Zhang’s shareholding in the Company to be diluted without giving Mr. Zhang 7-days’ prior notice, (ii) an order preventing the Company, or any of its subsidiaries, from entering into transactions exceeding US$50,000 outside ordinary business operations without giving Mr. Zhang 7-days’ prior notice, and (iii) a Property Preservation Order pursuant to Grant Court Rule Order 29, rule 2(1) seeking to restrain the Company’s dealing with its own assets.

Judicial proceedings progressed through hearings on December 13, 2024 and January 21 and 22, 2025, culminating in the final hearing and judgment delivery on March 21, 2025.

Chief Justice Margaret Ramsay-Hale dismissed all applications, establishing three key determinations: (i) the Court found no evidentiary basis for Mr. Zhang’s claims of a threat of improper share dilution, affirming the Company’s share consolidation and potential equity financing as legitimate operational strategies, (ii) there was no legal or factual basis for the requested restrictions on the conduct of the Company’s business and group business, and (iii) Mr. Zhang has no proprietary interest in the Company’s property.

The Company has asked the Court to order that Mr. Zhang pay its costs of these hearings. A costs ruling is pending.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: March 25, 2025

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